Exhibit 99.1

China Fundamental Acquisition Corporation Announces Separate Trading of Ordinary Shares and Warrants [ PR Newswire · 2008-07-23 ]

HONG KONG, July 23 /Xinhua-PRNewswire/ -- China Fundamental Acquisition Corporation (OTC Bulletin Board: CFQUF) announced today that it has been notified by Chardan Capital Markets, LLC, the representative of the underwriters for its IPO, which was consummated on May 21, 2008, that commencing on July 22, 2008, the holders of the Company's units may separately trade the ordinary shares and warrants included in such units. The symbols for the Company's ordinary shares, warrants and units are CFQCF, CFQWF, and CFQUF, respectively.

About China Fundamental Acquisition Corporation

China Fundamental Acquisition Corporation is a newly formed blank check company organized for the purpose of acquiring, through a merger, stock exchange, asset acquisition, reorganization or other similar business combination, an operating business, or control of such operating business, that has its principal operations located in the People's Republic of China.

Forward-Looking Statements

This press release may contain certain forward-looking statements including statements with regard to the future performance of the Company. Words such as "believes," "expects," "projects," and "future" or similar expressions are intended to identify forward-looking statements. These forward-looking statements inherently involve certain risks and uncertainties that are detailed in the Company's Prospectus and other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

For more information, please contact:

Chun Yi Hao or Hope Ni
China Fundamental Acquisition Corporation
Tel: +852-2169-6390
Email: chinafundamental@gmail.com

SOURCE China Fundamental Acquisition Corporation
-0-                   07/23/2008
/CONTACT: Chun Yi Hao or Hope Ni of China Fundamental Acquisition
Corporation, +852-2169-6390, or chinafundamental@gmail.com /(CFQUF)